EXHIBIT 12.1

ONEOK, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2003		2002
	(Unaudited)
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$23,588		$23,732
Other interest	2,660		1,480
Amortization of debt discount and expense	2,329		970
Interest on lease agreements	2,370		1,751

Total Fixed Charges	30,947		27,933

Earnings before income taxes and income from equity investees	204,186		115,578

Earnings available for fixed charges	$235,133		$143,511

Ratio of earnings to fixed charges	7.60	x	5.14	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.